

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2018

Neil Leibman
Chief Executive Officer
SUMMER ENERGY HOLDINGS INC
5847 San Felipe Street, Suite 3700
Houston, Texas 77057

      Re: SUMMER ENERGY HOLDINGS INC
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed March 29, 2018
          File No. 001-35496

Dear Mr. Leibman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Consumer Products